A.C.L.N. LIMITED BEGINS TRADING ON NEW YORK STOCK EXCHANGE

7/18/01 7:35am

LOS ANGELES, July 18 /PRNewswire/ -- A.C.L.N. Limited (NYSE: ASW), a global leader in the distribution and logistics of new and pre-owned automobiles, began trading on the New York Stock Exchange (NYSE) under the symbol "ASW," effective with the opening of the market today. The Company's common stock had previously traded on the Nasdaq National Market System under the symbol ACLNF.

A.C.L.N. Limited was founded in 1978 and is headquartered in Cyprus. For the year ended December 31, 2000, the Company shipped more than 112,000 new and pre-owned owned vehicles from its ports in Europe to fourteen African ports. When compared to 1999, revenue for the 2000 year increased 72 percent to $168.1 million, with net income up 91 percent to $42.4 million, or $3.03 per share.

According to Joseph Bisschops, A.C.L.N. Limited Chairman, the move to the New York Stock Exchange will enhance the visibility of the Company to institutional and individual investors as it continues its growth and expansion internationally. He added, "The NYSE is where many international companies' stocks are traded. It has a strong reputation worldwide, and we have high regard for the stability of the specialist system and the overall efficiency of the exchange."

A.C.L.N. Limited President and C.E.O., Aldo Labiad said, "We are a rapidly growing Company, and there is a dramatically expanding demand for the services we provide. The NYSE is a globally recognized marketplace, and is the best exchange for our stock. We believe the trading in our stock will benefit from increased liquidity as well as lower volatility."

Dick Grasso, Chairman of the New York Stock Exchange, commented, "A.C.L.N. Limited is an outstanding addition to our growing list of non-U.S. companies."

About A.C.L.N. Limited

A.C.L.N. Limited (www.aclnfltd.com) is a global leader in automobile logistics, serving four European ports, and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (1) automobile logistics services between Europe and Africa, and (ii) a wholesale automobile distribution service in Africa. With an established global network, A.C.L.N. provides door-to-door shipping and logistics of personal vehicles from Europe to developing countries in Africa.

For investor relations information, visit the A.C.L.N. pages in the "Client" section of the Allen & Caron Inc web site at www.allencaron.com

This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements that relate to the Company's sales, profitability and growth, demand for its products or services, growth in the markets it serves or any other statements that relate to the intent, belief, plans or expectations of A.C.L.N. or its management, or that are not a statement of historical fact. Any forward looking statements in this news release are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Other factors that could cause A.C.L.N.'s actual results to differ materially are discussed in the Company's recent filings with the Securities and Exchange Commission. A.C.L.N. disclaims any obligation to update any forwardlooking statements as a result of developments occurring after the date of this press release.

For further information, please contact Investors, Jane Creber, 949-474-4300, jane@allencaron.com, or Mike Mason, 212-691-8087, michaelm@allencaron.com, or Media, Len Hall, 949-474-4300, len@allencaron.com, all of Allen & Caron Inc, for A.C.L.N. Limited; or Christian Payne, Chief Financial Officer of A.C.L.N. Limited, 310-551-0062, christian@aclnltd.com.

http://tbutton.prnewswire.com/prn/11690X63813051


/CONTACT: Investors, Jane Creber, +1-949-474-4300, jane@allencaron.com, or Mike Mason, +1-212-691-8087, michaelm@allencaron.com, or Media, Len Hall, +1- 949-474-4300, len@allencaron.com, all of Allen & Caron Inc, for A.C.L.N. Limited; or Christian Payne, Chief Financial Officer of A.C.L.N. Limited, +1- 310-551 0062, christian@aclnltd.com/

07:30 EDT